THE RMR GROUP INC.

TWO NEWTON PLACE

255 WASHINGTON STREET, SUITE 300

NEWTON, MASSACHUSETTS 02458

VIA EDGAR

Mr. Tom Kluck,

Legal Branch Chief, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-0308

November 13, 2015

RE:                           The RMR Group Inc. Registration Statement
on Form S-1, File No. 333-207423

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The RMR Group Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on November 16, 2015, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may request via telephone call to the staff.

In connection with this request for effectiveness, the Registrant acknowledges that:

(1)  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 13, 2015

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Margaret R. Cohen of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4859 and that such effectiveness also be confirmed in writing.

Very truly yours,

THE RMR GROUP INC.

By:	/s/ Matthew P. Jordan
	Name:	Matthew P. Jordan
	Title:	Chief Financial Officer and Treasurer